Filed by Sears, Roebuck and Co.

Pursuant to Rule 425 under the Securities
Act of 1933 and deemed filed pursuant to
Rule 14a-12 of the Securities Exchange Act
of 1934

Subject Company:
Sears, Roebuck and Co.
(Commission File No. 1-416)

     This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving Kmart Holding Corporation and Sears, Roebuck and Co., including cost and revenue synergies of the proposed transaction, expected accretion to earnings, future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Kmart’s and Sears’ management and are subject to significant risks and uncertainties. Actual results, performance or achievements may be materially different from those expressed or implied in such forward-looking statements.

     The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Kmart and Sears stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; failure to quickly realize cost-savings from the transaction as a result of technical, logistical, competitive and other factors; disruption from the transaction making it more difficult to maintain relationships with clients, employees or suppliers; competitive conditions in retail and related services industries; changes in consumer confidence, tastes, preferences and spending; the availability and level of consumer debt; the successful execution of, and customer response to, strategic initiatives, including the Full-line Store strategy and the conversion and integration of the Kmart stores and other new store locations; the pace of growth in store locations, which may be higher or lower than anticipated; the possibility that new business and strategic options for one or more business segments will be identified, potentially including selective acquisitions, dispositions, restructurings, joint ventures and partnerships; trade restrictions, tariffs, and other factors potentially affecting the ability to find qualified vendors and access products in an efficient manner; the ability to successfully implement initiatives to improve inventory management capabilities; the outcome of pending legal proceedings; anticipated cash flow; social and political conditions such as war, political unrest and terrorism or natural disasters; the possibility of negative investment returns in any pension plans; changes in interest rates; volatility in financial markets; changes in debt ratings, credit spreads and cost of funds; the possibility of interruptions in systematically accessing the public debt markets; general economic conditions and normal business uncertainty; and the impact of seasonable buying patterns, which are difficult to forecast with certainty. These forward-looking statements speak only as of the time first made, and no undertaking has been made to update or revise them as more information becomes available. Additional factors that could cause Kmart’s and Sears’ results to differ materially from those de-

scribed in the forward-looking statements can be found in the 2003 Annual Reports on Forms 10-K of Kmart and Sears filed with the SEC and available at the SEC’s Internet site (http://www.sec.gov).

     Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Kmart and Sears, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Kmart Holding Corporation, 3100 West Big Beaver Road, Troy, Michigan, 48084, Attention: Office of the Secretary, or to Sears, Roebuck and Co., 3333 Beverly Road, Hoffman Estates, Illinois, 60179, Attention: Office of the Secretary.

     The respective directors and executive officers of Kmart and Sears and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Kmart’s directors and executive officers is available in its proxy statement filed with the SEC by Kmart on April 8, 2004, and information regarding Sears’ directors and executive officers is available in its proxy statement filed with the SEC by Sears on March 22, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

* * *

Robert J. O’Leary, SVP Public Relations & Government Affairs
Sears, Roebuck and Co. 3333 Beverly Road, BC-129B Hoffman Estates, IL 60179 847-286-5703 Fax: 847-286-3826

November 29, 2004

Dear Sears Retiree Club President,

November 17 was an extremely exciting — and busy — day at Sears headquarters as we announced our intentions to merge with Kmart. This agreement, when approved, will create the third largest U.S. retailer with approximately $55 billion in annual revenues, with more stores than any retail competitor with the exception of Wal-Mart. It will combine the talent, the resources, the assets and the reach of our two companies to create a strong and effective force in American retailing, Sears Holdings Corporation.

Thanks, in part, to your past contributions and those of your fellow retirees to our company, Sears’ strong heritage and reputation is recognized in the name of the new corporation. Sears Holdings Corporation will continue to operate both Sears, Roebuck and Kmart nameplates, and will provide an opportunity to capitalize on cross-selling opportunities between Kmart and Sears’ proprietary brands. It will also provide the opportunity to convert a substantial number of off-mall Kmart stores to the Sears nameplate.

Once approved and implemented, the combination will allow us to dramatically accelerate our off-mall growth strategy and realize the advantages and efficiencies that come from increased scale. We believe the combination of our two companies will allow Sears to thrive and grow at a pace that exceeds that which could be accomplished on our own.

As you can imagine, with an undertaking of this size, there are many details that must still be worked out. The enclosed responds to a number of early questions that we know are top-of-mind for our retirees. We will continue to provide updates — via the Sears Retiree Website (www.retirees.sears.com) and Sears Retiree News — as information becomes available.

In the meantime, we ask that you please share this Q&A with your fellow retirees. We look forward to the opportunities ahead for our great company.

Sincerely, /s/ Robert J. O'Leary